UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A
(Rule 14a-101)

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RENTECH, INC.
(Name of Registrant as Specified in Its Charter)

ENGAGED CAPITAL MASTER FEEDER I, LP
ENGAGED CAPITAL MASTER FEEDER II, LP
ENGAGED CAPITAL I, LP
ENGAGED CAPITAL I OFFSHORE, LTD.
ENGAGED CAPITAL II, LP
ENGAGED CAPITAL, LLC
ENGAGED CAPITAL HOLDINGS, LLC
GLENN W. WELLING
LONE STAR VALUE INVESTORS, LP
LONE STAR VALUE INVESTORS GP, LLC
LONE STAR VALUE MANAGEMENT, LLC
JEFFREY E. EBERWEIN

(Name of Persons(s) Filing Proxy Statement, if Other Than the Registrant)

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PRELIMINARY COPY SUBJECT TO COMPLETION
DATED APRIL 3, 2014

RENTECH, INC.

SOLICITATION STATEMENT

TO REQUEST A SPECIAL MEETING OF SHAREHOLDERS

BY

CONCERNED RENTECH SHAREHOLDERS (CRS)

IMPORTANT

ENGAGED CAPITAL, LLC AND LONE STAR VALUE MANAGEMENT, LLC, TOGETHER WITH THE OTHER MEMBERS OF THE CONCERNED RENTECH SHAREHOLDERS (“CRS”) ARE SIGNIFICANT SHAREHOLDERS OF RENTECH, INC. (“RENTECH” OR THE “COMPANY”). WE BELIEVE SHAREHOLDERS DESERVE TO HAVE A FORUM FOR EXPRESSING THEIR VIEWS ON ANY COMPANY DILUTIVE CAPITAL RAISING ACTIVITIES.  WE ARE THEREFORE SEEKING YOUR SUPPORT TO CALL A SPECIAL MEETING OF THE COMPANY’S SHAREHOLDERS TO DISCUSS THIS EXTREMELY IMPORTANT ISSUE.  BASED ON INFORMATION WE HAVE RECEIVED, WE ARE CONCERNED THAT RENTECH INTENDS TO ENGAGE IN A DILUTIVE EQUITY OR EQUITY-LINKED CAPITAL RAISE TO POTENTIALLY FINANCE FURTHER ACQUISITIONS OR EXPANSION OF ITS WOOD FIBRE BUSINESS.  IN OUR VIEW, GIVEN RENTECH’S POOR CAPITAL ALLOCATION TRACK RECORD AND HISTORY OF EXCESSIVE CAPITAL SPENDING, SUCH A CAPITAL RAISE MAY BE VALUE-DESTRUCTIVE AND CONTRARY TO THE BEST INTERESTS OF RENTECH’S SHAREHOLDERS AND SHOULD NOT BE UNDERTAKEN WITHOUT SHAREHOLDER APPROVAL.  WITHOUT A SPECIAL MEETING AND AN AMENDMENT TO THE COMPANY’S CHARTER CERTAIN MATERIAL CAPITAL RAISES COULD BE COMPLETED WITHOUT SHAREHOLDER SUPPORT. THE RESOLUTION FOR WHICH WE WOULD SEEK SHAREHOLDER APPROVAL AT THE SPECIAL MEETING, IF IT IS CALLED, WOULD ALLOW SHAREHOLDERS TO VOICE THEIR CONCERNS WITH POTENTIAL DILUTIVE CAPITAL RAISING ACTIVITIES AND ENSURE THAT FUTURE CAPITAL RAISES OF EQUITY OR EQUITY-BASED SECURITIES OF 5% OR MORE OF THE OUTSTANDING SHARES OF THE COMPANY’S COMMON STOCK (OTHER THAN IN A PUBLIC OFFERING) ARE UNDERTAKEN ONLY WITH THE APPROVAL OF RENTECH’S SHAREHOLDERS.

CONCERNED RENTECH SHAREHOLDERS HAVE REPEATEDLY AND CLEARLY VOICED OUR CONCERNS WITH THIS BOARD’S WASTEFUL AND STRATEGICALLY INCOHERENT CAPITAL ALLOCATION PROGRAM AND HAS URGED THE BOARD TO HALT ALL CAPITAL RAISING ACTIVITY PRIOR TO THE UPCOMING ANNUAL MEETING OF SHAREHOLDERS TO ALLOW THE TRUE OWNERS OF RENTECH TO SELECT THE TEAM THAT OVERSEES THEIR INVESTMENT AND DECIDES ON THE OPTIMAL USE OF THEIR CAPITAL. WE HAVE REASON TO BELIEVE THAT RENTECH MAY BE UNWAVERING IN ITS COMMITMENT TO CONTINUE TO RAISE CAPITAL PRIOR TO THE 2014 ANNUAL MEETING AND PURSUE ITS ACQUISITION ACTIVITIES DESPITE THE ABYSMAL RESULTS OF THEIR CAPITAL ALLOCATION PLAN TO DATE AND URGING OF THEIR LARGE SHAREHOLDERS.

WE THEREFORE URGE SHAREHOLDERS TO JOIN US IN REQUESTING THAT RENTECH CALL A SPECIAL MEETING OF SHAREHOLDERS AT THIS CRITICAL TIME.  WE BELIEVE THE URGENCY AND IMPORTANCE OF THIS MATTER WARRANTS A SPECIAL MEETING AT THIS TIME SO THAT SHAREHOLDERS CAN VOICE THEIR OPINION AS TO WHETHER THE CURRENT BOARD SHOULD BE ALLOWED AN UNRESTRCITED RIGHT TO CONTINUE DOWN ITS CHOSEN PATH WHICH HAS LED TO SIGNIFICANT VALUE DESTRUCTION.

AT THIS TIME, WE ARE ONLY SOLICITING YOUR WRITTEN REQUEST TO CALL A SPECIAL MEETING OF SHAREHOLDERS.  AS DESCRIBED MORE FULLY BELOW, IN ORDER TO CALL A SPECIAL MEETING, WE ARE REQUIRED TO DELIVER WRITTEN REQUESTS FROM THE HOLDERS OF AT LEAST TEN PERCENT (10%) OF THE COMPANY’S OUTSTANDING SHARES, INCLUDING OUR OWN.  ONCE THE SPECIAL MEETING HAS BEEN CALLED, WE WILL THEN SEND YOU PROXY MATERIALS URGING YOU TO VOTE IN FAVOR OF THE PROPOSAL DESCRIBED BELOW.  REGARDLESS OF THE OUTCOME OF ANY SPECIAL MEETING VOTE, IF A SPECIAL MEETING IS CALLED, CONCERNED RENTECH SHAREHOLDERS INTEND TO FILE PROXY MATERIALS IN CONNECTION WITH THE ELECTION OF A COMPETING SLATE OF DIRECTOR CANDIDATES AT THE UPCOMING ANNUAL MEETING OF THE SHAREHOLDERS OF RENTECH.

PLEASE JOIN US IN REQUESTING THAT RENTECH CALL A SPECIAL MEETING AND SHOW THE BOARD THAT SHAREHOLDERS HAVE THE RIGHT TO HAVE THEIR VOICES HEARD BEFORE ANY DILUTIVE CAPITAL RAISE.

Why You Were Sent This Solicitation Statement

Engaged Capital, LLC (together with its affiliates, “Engaged Capital”) and Lone Star Value Management, LLC (together with its affiliates, “Lone Star Value”), together with the other members of the Concerned Rentech Shareholders and the other participants in this solicitation (collectively, “Concerned Rentech Shareholders,” CRS,” or “we”) are the beneficial owners of an aggregate of 10,744,305 shares of common stock, $0.01 par value per share (the “Common Stock”), of Rentech, Inc. (“Rentech” or the “Company”), representing approximately 4.7% of the Company’s outstanding shares and making us a significant shareholder of the Company.

CRS members are long-standing shareholders of Rentech and have conducted extensive due diligence on the Company and its business. In so doing, we have carefully analyzed the Company’s operating and financial performance and the track record of the Company’s Board of Directors (the “Board”). In three public letters to the Board and numerous private communications with members of management and the Board, CRS has demonstrated the causes for its concerns with Rentech and has clearly articulated its views on the challenges Rentech faces and the critical and urgent need for meaningful Board reconstitution prior to any material decisions that may further impair shareholder value.

We are disappointed that this Board has not only failed to address the issues we have identified, or even seriously consider our input, but in fact continues to contribute to the problems through its insistence on the strategies that, in our view, have in large part caused the deep undervaluation of Rentech.  CRS believes this Board’s track record of poor capital allocation, spendthrift expense management, and imprudent risk taking has led to a significant destruction of shareholder value. As a result, we have lost confidence in the ability of the current Board to effectively oversee the Company and firmly believe that this Board should not be allowed to destroy further shareholder capital prior to the 2014 Annual Meeting of shareholders (the “2014 Annual Meeting”).

Following Rentech’s fourth quarter earnings announcement and conference call on March 11, 2014, CRS believes that management, with the support of Rentech’s Board, may be planning to raise a significant amount of capital prior to the Company’s 2014 Annual Meeting. Through its past actions, which include squandering ~$5001 million of shareholders’ capital on a failed Alternative Energy business, this Board has, in our view, lost credibility with shareholders and lacks the mandate to continue to serve as the unchecked stewards of the shareholders’ capital ahead of the 2014 Annual Meeting.

Some particularly egregious examples of Rentech’s continued squandering of shareholder capital include:

➢	Failed Alternative Energy Business – spent almost half a billion dollars over the past seven years on a venture which failed to generate any revenue, much less profits.

➢
Costly and Disappointing Agrifos Acquisition – spent $158 million to acquire an unproven fertilizer plant that Rentech wrote down by $30 million within a year of completing the transaction and that has since lost $11.8 million in EBITDA under Rentech’s ownership. It is apparent to us that this was the result of insufficient due diligence and lack of operating expertise at the senior management level.

➢
Excessive Corporate Expenses– spends over $25 million per year on corporate and business development functions provided by only ~70 people, or nearly $400,000 per employee. This overhead structure supports a revenue base of approximately $115 million today. Rentech would, by our estimate, have to be nine times its current size to justify its current overhead structure.  Rentech’s legacy cost structure has persisted following the shutdown of Alternative Energy and more than offsets the acquired income from Fulghum Fibers. In our view, these excessive corporate expenses represent an egregious waste of shareholder capital and are indefensible as they serve to only enrich management at the expense of shareholders.

With such a dreadful track record, CRS strongly urged the Board and management team not to, and continues to strongly believe they should not, engage in any capital raising activities prior to the 2014 Annual Meeting, or take any actions, that have the potential to further devalue our Company.  CRS has publicly insisted that the current Board DOES NOT take any of the following actions prior to the 2014 Annual Meeting:

➢	Approve any new projects requiring capital investment above $10 million without shareholder approval

➢	Pursue additional acquisitions

➢	Approve any non-maintenance capital expenditures other than those already publicly announced

➢	Issue additional equity, sell shares of Rentech Nitrogen Partners (“RNF”), or engage in any other capital markets transaction

➢	Burden either Rentech or RNF with additional financial leverage

➢	Delay the 2014 Annual Meeting

➢	Add new members to the Board prior to a shareholder vote

CRS believes shareholders deserve the right to vote on the future of Rentech before any decisions contribute to a further loss of value or saddle the Company with additional risk.  While opportunities exist to deliver value for shareholders, in light of the current Board’s poor track record, we have no confidence that the incumbents have the commitment or ability to capitalize on such opportunities or maximize shareholder value.

____________________
1 Sum of cash SG&A, R&D, and capex expenditures attributable to Alternative Energy segment from 2005 - 2012. Source: RTK and RNF public SEC filings.

CRS believes that a successful initial public offering (IPO) of Rentech’s woods assets under a Master Limited Partnership (“MLP”) structure could offer attractive returns for shareholders. However, any such successful IPO is predicated on overcoming serious executional hurdles and allocating significant additional capital to acquire or develop supplemental wood assets2. We believe the Board and management’s poor track record of operational execution and capital allocation (e.g. alternative energy, Agrifos, etc.) serve to increase the risk of any such endeavor to grow the business inorganically and undermine its chances of success.

Management was clear on last week’s earnings call that an additional $100 million would need to be spent in the near-term in order to reach an optimal level of EBITDA to form and complete a public offering for an MLP with the woods assets (with an additional $50 million needed to repay the outstanding balance on the Company’s margin loan)3. Further, management commented that the Company has identified projects requiring a staggering $6003 million of incremental capital! This massive amount harkens back to the Company’s alternative energy days, when management pursued numerous ventures that required significant investment. Today, the majority of the capital spent on alternative energy acquisitions and development projects has been written off, resulting in impairment charges totaling $124 million since 20064. We are not prepared to give this management team and Board the mandate to pursue similar ambitions without direct shareholder oversight of the process.

We agree that shareholder value could be created by forming an MLP structure or through the development and/or acquisition of additional wood assets. However, like many of our fellow shareholders, we do not have the confidence that this Board and management have the ability, track records and commitment to execute on such an initiative successfully. We view this Board’s record to date as indefensible and see any potential plans to further dilute shareholders, expose them to greater risk, and/or engage in reckless capital spending as clear evidence of the critical need to reconstitute the Board NOW. Any significant allocation of capital going forward must be reviewed and decided upon by a truly independent, shareholder-oriented Board. Without shareholder representation on the Board, Rentech’s investors are left defenseless to protect themselves from more of the same risky and wasteful spending. The motivation to raise significant capital prior to the 2014 Annual Meeting puts the Board and management at serious conflict with shareholders who may be knowingly and purposely disenfranchised by such actions.

As we clearly expressed in our February 13, 2014 and March 17, 2014 letters to the Board, we will consider holding the Board accountable if the Company dilutes existing Rentech shareholders through any offering of Rentech stock, materially increases Rentech’s financial leverage, or sells shares of RNF prior to the 2014 Annual Meeting. Raising capital in any form, especially by diluting Rentech shareholders through the issuance of equity or convertible debt securities prior to the 2014 Annual Meeting, could, in our view, represent a willful neglect of the current Board’s fiduciary duty to shareholders and we will hold the Company and all directors personally accountable for any such actions.

CRS remains committed to maximizing shareholder value and will do whatever is necessary to ensure that decisions are made with the best interests of shareholders as a paramount objective. Through prudent capital allocation, careful expense management, proper execution, and appropriate risk-taking, shareholders could finally realize the true value of Rentech’s assets. A successful MLP of the Company’s wood assets is a key part of that equation. However, the path outlined by management last week highlights the risk of a “Hail Mary” capital raise which would dilute and disenfranchise shareholders. We firmly believe that shareholders are unwilling to allow the Board as currently composed and this management team to pursue such aggressive growth. We are confident that Rentech’s shareholders are strongly opposed to any dilutive actions prior to having the opportunity to vote on the Company’s future directors at the 2014 Annual Meeting. With that in mind, we have called on the current Board to immediately halt any capital raising plans or discussions and schedule a date for the 2014 Annual Meeting at the earliest possible time so shareholders can exercise their right to select their fiduciaries whom they believe will provide appropriate leadership at this critical moment in Rentech’s history.

____________________
2 Based on RTK management’s public statements targeting ~$55 million of EBITDA
3 March 11, 2014 RTK presentation and 4Q13 press release
4 RTK public SEC filings

CRS has selected and nominated four highly-qualified director candidates after careful consideration of Rentech’s needs and prospects.  We intend to seek shareholder support for the election of our four candidates to Rentech’s Board at the 2014 Annual Meeting and have every confidence with a meaningfully reconstituted Board, decisions can be made with the best interests of shareholders as a paramount objective and shareholder value can be significantly enhanced.

Rentech typically holds its annual meeting of shareholders in June.  Since by all indications the Company currently intends to complete further capital raises prior to holding the 2014 Annual Meeting, at which time the Company’s directors will be up for election, shareholders will likely not have an opportunity to have their voices heard on any capital raise, as a referendum or otherwise.  Concerned Rentech Shareholders strongly believes it is imperative for the Board to have a clear picture of the lack of support among its shareholder base regarding the further dilution of shareholders and continued acquisition activities.

Special Meeting Proposals:

Accordingly, we are hereby asking you to help us request that the management of Rentech call a special meeting of shareholders of the Company for the following purposes:

(i)
to approve a resolution amending Rentech’s Amended and Restated Articles of Incorporation (the “Charter”) to add a provision requiring shareholder approval by a majority of the outstanding shares of the common stock of the Company prior to any issuance of equity or equity-linked security equal to or greater than 4.9% of the outstanding shares of Common Stock prior to such issuance except in limited circumstances including a public offering. Such shareholder approval is not currently mandated by either the Bylaws (as defined below) or by any exchange rules.  Specifically, CRS would seek approval for the following resolution :

“RESOLVED that the following Section (4) shall be added to Article IV of the Amended and Restated Articles of Incorporation of the Corporation:

ARTICLE IV CAPITAL

Section (4)  The Corporation shall not issue any equity securities or equity-linked securities (including evidences of indebtedness, shares or other securities directly or indirectly convertible into or exchangeable for equity securities of the Corporation, rights, options or warrants to subscribe for, purchase or otherwise acquire equity securities or equity-linked securities) in an amount equal to or greater than 4.9% of the outstanding shares of Common Stock prior to such issuance without shareholder approval by a majority of the outstanding shares of the common stock of the Corporation, except as follows: (i) in an offering of securities pursuant to a registration statement filed with the Securities and Exchange Commission; (ii) with respect to shares of common stock or convertible securities issued to employees, officers or directors of, or consultants or advisors to the Corporation or any subsidiary pursuant to stock purchase or stock option plans or other arrangements that are approved by the Board; or (iii) shares of common stock issued pursuant to the exercise of convertible securities outstanding as of the [date of this amendment]; and

(ii)	to transact such other business as may properly come before the special meeting (items (i) and (ii) are collectively referred to as the “Proposals”).

This Solicitation Statement and the accompanying [COLOUR] request card are being furnished to holders of the Common Stock.

At this time, Concerned Rentech Shareholders is only soliciting your written request to call the special meeting.  Concerned Rentech Shareholders is not currently seeking your proxy, consent, authorization or agent designation for approval of the Proposals or any other actions. In the event the special meeting is called, Concerned Rentech Shareholders will send you proxy materials relating to the Proposals to be voted upon at the special meeting.

Article II, Section 2.2 of the Company’s Bylaws (the “Bylaws”) and Section 7-107-102 of the Colorado Business Corporation Act (the “CBCA”) provide that a special meeting of shareholders shall be called upon delivery to the Company’s secretary of one or more written demands for the meeting, describing the purpose or purposes for which it is to be held, by the holders of not less than ten percent (10%) of all the votes entitled to be cast on any issue proposed to be considered at the proposed special meeting.  Article Ten of the Charter provides that a special meeting of the Company’s shareholders shall be called by the holders of at least a majority of the voting power of the then outstanding shares of capital stock entitled to vote in the meeting.  As such, Article Ten of the Charter is inconsistent with both the CBCA and the Bylaws.  Although, to our knowledge, no Colorado court has decided on this specific issue, we believe the inconsistency with the CBCA renders the Charter provision invalid.

Further, pursuant to Section 7-110-103 of the CBCA, the holders of shares representing at least ten percent (10%) of all of the votes entitled to be cast on the amendment may propose an amendment to the articles of incorporation of a Colorado corporation and such amendment shall be adopted if approved by a majority of the votes entitled to be cast on the amendment at the meeting.

As of the close of business on March 19, 2014, Concerned Rentech Shareholders collectively beneficially owned, and had the right to vote, 10,744,305 shares of the Common Stock, representing approximately 4.7% of the outstanding Common Stock of the Company.

Pursuant to Section 7-107-102 of the CBCA, the record date for determining the shareholders entitled to demand a special meeting shall be the date of the earliest of any of the demands pursuant to which the meeting is called, or the date that is sixty days before the date the first of such demands is received by the corporation, whichever is later.  Concerned Rentech Shareholders anticipates delivering a signed written request to the Company’s principal place of business on [_______], 2014 (the “Record Date”).  Consequently, it is anticipated that by [_______], 2014, Concerned Rentech Shareholders will need to deliver properly completed and unrevoked written requests to call the special meeting from holders of at least ten percent (10%) of the shares of Common Stock outstanding as of the close of business on the Record Date.  Nevertheless, we intend to set [_______], 2014 as the goal for submission of such written requests.

This Solicitation Statement and the accompanying [COLOUR] request card are first being mailed to shareholders on or about [_________], 2014.  Requests to call a special meeting should be delivered as promptly as possible, by mail (using the enclosed envelope), to Concerned Rentech Shareholders’ solicitation agent, Okapi Partners LLC, as set forth below.

AT THIS TIME, CRS IS ONLY SEEKING YOUR WRITTEN REQUEST TO CALL THE SPECIAL MEETING.  IN THE EVENT THE SPECIAL MEETING IS CALLED, YOU WILL THEN BE ASKED TO VOTE ON THE PROPOSALS.

THIS SOLICITATION IS BEING MADE BY CRS AND NOT ON BEHALF OF THE COMPANY’S BOARD.  AT THIS TIME, CRS IS NOT CURRENTLY SEEKING YOUR PROXY, CONSENT, AUTHORIZATION OR AGENT DESIGNATION FOR APPROVAL OF THE PROPOSALS. CRS IS ONLY SOLICITING YOUR WRITTEN REQUEST TO CALL THE SPECIAL MEETING.  AFTER THE SPECIAL MEETING HAS BEEN CALLED, CRS WILL SEND YOU PROXY MATERIALS URGING YOU TO VOTE IN FAVOR OF THE PROPOSALS.  YOUR WRITTEN REQUEST IS IMPORTANT, NO MATTER HOW MANY OR HOW FEW SHARES YOU OWN. CRS URGES YOU TO SIGN, DATE AND RETURN THE ENCLOSED [COLOUR] REQUEST CARD TO CALL A SPECIAL MEETING AS PROMPTLY AS POSSIBLE.

WE URGE YOU NOT TO SIGN ANY REVOCATION OF CONSENT CARD THAT MAY BE SENT TO YOU BY THE COMPANY. IF YOU HAVE DONE SO, YOU MAY REVOKE THAT REVOCATION OF CONSENT BY DELIVERING A LATER DATED [COLOUR] REQUEST CARD TO CRS, IN CARE OF OKAPI PARTNERS LLC, WHICH IS ASSISTING US IN THIS SOLICITATION, AT THEIR ADDRESS LISTED ON THE FOLLOWING PAGE, OR TO THE PRINCIPAL EXECUTIVE OFFICES OF THE COMPANY.

IMPORTANT

IF YOUR SHARES OF COMMON STOCK ARE REGISTERED IN YOUR OWN NAME, PLEASE SIGN, DATE AND MAIL THE ENCLOSED [COLOUR] REQUEST CARD TO OKAPI PARTNERS LLC IN THE POSTAGE-PAID ENVELOPE PROVIDED.

IF YOUR SHARES OF COMMON STOCK ARE HELD IN THE NAME OF A BROKERAGE FIRM, BANK, BANK NOMINEE OR OTHER INSTITUTION, ONLY IT CAN SIGN A WRITTEN REQUEST WITH RESPECT TO YOUR SHARES AND ONLY UPON RECEIPT OF SPECIFIC INSTRUCTIONS FROM YOU. ACCORDINGLY, YOU SHOULD CONTACT THE PERSON RESPONSIBLE FOR YOUR ACCOUNT AND GIVE INSTRUCTIONS FOR A WRITTEN REQUEST TO BE SIGNED REPRESENTING YOUR SHARES OF COMMON STOCK. CRS URGES YOU TO CONFIRM IN WRITING YOUR INSTRUCTIONS TO THE PERSON RESPONSIBLE FOR YOUR ACCOUNT AND TO PROVIDE A COPY OF SUCH INSTRUCTIONS TO CRS IN CARE OF OKAPI PARTNERS LLC TO THE ADDRESS BELOW, SO THAT CRS WILL BE AWARE OF ALL INSTRUCTIONS GIVEN AND CAN ATTEMPT TO ENSURE THAT SUCH INSTRUCTIONS ARE FOLLOWED.

IF YOU HAVE ANY QUESTIONS ABOUT EXECUTING OR DELIVERING YOUR [COLOUR] REQUEST CARD OR REQUIRE ASSISTANCE, PLEASE CONTACT:

437 Madison Avenue, 28th Floor New York, N.Y. 10022 (212) 297-0720 Stockholders Call Toll-Free at: (877) 279-2311 E-mail: info@okapipartners.com

We are seeking your support to request that the Company call a special meeting of shareholders, in accordance with the applicable provisions of the Bylaws and the CBCA. If we are successful in our solicitation of written requests, and the special meeting of shareholders is called and held, Concerned Rentech Shareholders expects to present, at the special meeting, a proposal to approve a resolution amending Rentech’s Charter to add a provision requiring shareholder approval by a majority of the outstanding shares of the common stock of the Company prior to any issuance of equity or equity-linked security equal to or greater than 4.9% of the outstanding shares of Common Stock prior to such issuance except in limited circumstances, including a public offering.

PAST CONTACTS

The following is a chronology of events leading up to the current solicitation:

•
On December 13, 2013, representatives of Engaged Capital met with Chairman of the Board Halbert Washburn and director Michael Burke in Los Angeles. Engaged Capital communicated its intent to nominate four directors to the Board and its willingness to come to a mutually-agreeable resolution and avoid a contested election in 2014.

•
On December 27, 2013, Engaged Capital and Lone Star Value formed CRS and delivered a nomination notice to Rentech in which it nominated Jeffrey J. Brown, Jeffrey E. Eberwein, Larry Holley and Glenn W. Welling (the “Nominees”) to be elected to the Company’s Board at the 2014 Annual Meeting. Accompanying the nomination notice was a letter highlighting CRS’s frustration at the continued destruction of shareholder value at Rentech and the persistent missteps and lapses in oversight that have caused the group to lose confidence in the current Board’s ability to effectively oversee Rentech.

•
Also on December 27, 2013, CRS submitted to the Board a formal request for exemption under the Company’s Tax Benefit Preservation Plan (the “Rights Plan”) to allow the group to acquire beneficial ownership in the aggregate of up to 7% of the outstanding shares of Rentech’s stock.

•
From December 28, 2013 to January 12, 2014, representatives of CRS and the Company’s advisors engaged in communications, but failed to make any substantive progress. The Board, through its advisors, not only rejected several settlement options proposed by CRS, but also failed to offer a single counter proposal to improve Board composition.  The Company put further discussions on hold pending a meeting between CRS and Nominating and Corporate Governance Committee Chairman Edward Stern, as requested by its advisors. Subsequently, the following events transpired: (i) Mr. Welling agreed to meet with Mr. Stern; (ii) the Company’s advisors informed Mr. Welling that Mr. Stern was unable to travel for health reasons and that Mr. Welling would have to travel to Connecticut, where Mr. Stern resides, to conduct the meeting; (iii) Mr. Welling, who resides in California, offered to conduct the meeting via phone or video conference until his schedule would permit travel to the East Coast, but the Company, through its advisors, rejected both alternatives; and (iv) Mr. Welling suggested that Mr. Stern meet in-person with Mr. Eberwein as he resides approximately thirty minutes away from Mr. Stern in Connecticut, but  Mr. Stern, through the Company’s advisors, refused to meet with Mr. Eberwein.

•
On January 13, 2014, Concerned Rentech Shareholders issued a press releasing containing an open letter to the Board.  In the letter, Concerned Rentech Shareholders disclosed publicly its nomination and  highlighted its frustration at the continued destruction of shareholder value at Rentech and the persistent missteps and lapses in oversight that have caused the group to lose confidence in the current Board’s ability to effectively oversee Rentech. Concerned Rentech Shareholders concluded that immediate Board reconstitution, including through direct shareholder representation, is needed to ensure that all decisions place the best interests of Rentech’s shareholders first and foremost.

•
Also on January 13, 2014, the Company issued a press release commenting on CRS’s nomination of the Nominees. The Company’s advisors also contacted Mr. Welling and informed him that the Company’s offer for him to meet with Mr. Stern had been rescinded.

•
On February 13, 2014, CRS delivered a letter to the Board warning it against taking further actions that may destroy value and further entrench the Board. Specifically, CRS insisted that the Board refrained from (i) approving any new projects requiring capital investment above $10 million without shareholder approval, (ii) pursuing additional acquisitions, (iii) approving any non-maintenance capital expenditures other than those already publicly announced, (iv) issuing additional equity, selling shares of RNF, or engaging in any other capital markets transaction, (v) burdening either Rentech or RNF with additional financial leverage, (vi) delaying the 2014 Annual Meeting or (vii) adding new members to the Board prior to a shareholder vote. The letter also highlighted some particularly egregious examples of poor capital allocation under the incumbent Board and management team, such as (i) the failed alternative energy strategy, (ii) costly Agrifos acquisition and (iii) excessive corporate expense. Additionally, the letter disclosed that CRS had yet to receive a formal response regarding the approval or denial of the exemption it sought under the Rights Plan.

•
Also on February 13, 2014, Rentech issued a press release commenting on the letter it received from CRS. Rentech disclosed that CRS’s request for an exemption under the Rights Plan is in the process of being evaluated.

•	On February 26, 2014, CRS submitted a letter to the Company requesting the inspection and copies of certain books and records of Rentech concerning the Rights Plan.

•	On March 6, 2014, CRS granted the Company an extension to comply with the February 26, 2014 request to inspect certain books and records of Rentech concerning the Rights Plan.

•
On March 10, 2014, CRS received a proposed form of an exemption agreement from the Company’s advisors that would provide CRS an exemption under the Rights Plan. Also at this time, advisors to the Company informed CRS that the Company would not be providing access to CRS to the requested books and records because the Company has taken the position that there does not appear to be a proper purpose for the demand because CRS and the Company are engaged in a process that the Company believes will result in the grant of the requested exemption under the Rights Plan.

•	On March 11, 2014, the Company issued a press release and held a conference call announcing its financial results for the 4th quarter and fiscal year 2013.

•
On March 17, 2014, CRS delivered a letter to the Board in which it expressed its concerns that the Company may be planning to raise a significant amount of capital prior to the 2014 Annual Meeting. The letter explained that, through its past actions, which include squandering ~$500 million of shareholders’ capital on a failed Alternative Energy business, the Board has, in CRS’s view, lost credibility with shareholders and lacks the mandate to continue to serve as stewards of the shareholders’ capital ahead of the 2014 Annual Meeting. CRS informed the Board that it will consider holding the Board liable for gross negligence if the Company dilutes existing Rentech shareholders through any offering of Rentech stock, materially increases Rentech’s financial leverage, or sells shares of RNF prior to the 2014 Annual Meeting.  The letter continued that, raising capital in any form, especially by diluting Rentech shareholders through the issuance of equity or convertible debt securities prior to the 2014 Annual Meeting, would, in CRS’s view, represent a willful neglect of the Board’s fiduciary duty to shareholders and CRS will hold the Company, any other companies that participate in the transaction, the Company’s advisors, and all directors personally accountable for any such actions.

•	On March 18, 2014, representatives of CRS and the Company’s advisors discussed CRS’s potential exemption under the Rights Plan.

•	On March 28, 2014, the Company granted an exemption to CRS under the Rights Plan as requested by CRS on December 27, 2013.

•
On April 2, 2014, Mr. Welling contacted Mr. Washburn to once again offer CRS’s view on the significant issues facing the Company specifically with regards to CRS’s concerns about a dilutive capital raise and the benefits of having direct shareholder representation on the Board before any further investment decisions are made.

THE SPECIAL MEETING

Shareholders have the right to have their voices heard before the Company undertakes any dilutive capital raise.  At this time, Concerned Rentech Shareholders is only soliciting your request to call the special meeting to discuss the proposed amendment. Concerned Rentech Shareholders is not currently seeking your proxy, consent, authorization or agent designation for approval of the Proposals or any other actions. In the event the special meeting is called, Concerned Rentech Shareholders will send you proxy materials relating to the Proposals to be voted upon at the special meeting.

Concerned Rentech Shareholders is soliciting written requests to have the Company call a special meeting of shareholders pursuant to the Bylaws and the CBCA.  Concerned Rentech Shareholders is furnishing this Solicitation Statement and the [COLOUR] request card to enable you and the Company’s other shareholders to support us in requesting the special meeting be called and held. For the special meeting to be properly requested in accordance with the Bylaws and the CBCA, written requests in favor of calling the special meeting must be executed by the holders of not less than ten percent (10%) of all votes entitled to be cast on any issue contemplated to be considered at the proposed special meeting.

Further, pursuant to Section 7-110-103 of the CBCA, the holders of shares representing at least ten percent (10%) of all of the votes entitled to be cast on the amendment may propose an amendment to the Articles of Incorporation of a Colorado corporation and such amendment shall be adopted if approved by a majority of the votes entitled to be cast on the amendment at the meeting.

According to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013, as of February 28, 2014 there were 227,530,698 shares of Common Stock outstanding. Based on such number, and the fact that Concerned Rentech Shareholders already owns in the aggregate 10,744,305 shares of Common Stock, additional written requests to call a special meeting from holders of an aggregate of at least 12,008,765shares of Common Stock will be required to request the Company to call the special meeting.  Please complete, sign and return the enclosed [COLOUR] request card as promptly as possible.  The failure to sign and return the [COLOUR] request card will have the same effect as opposing the calling of the special meeting.

In order for our request to call a special meeting to be effective, the Company must receive properly completed and unrevoked written requests signed by a sufficient number of shareholders within _________ (__) days of the Record Date. Consequently, it is anticipated that by [_______], 2014, Concerned Rentech Shareholders will need to deliver properly completed and unrevoked written requests to call the special meeting from holders of at least ten percent (10%) of the shares of Common Stock outstanding as of the close of business on the Record Date.  Nevertheless, we intend to set [_______], 2014 as the goal for submission of such written requests.

If Concerned Rentech Shareholders is successful in its solicitation of written requests, the Company will be required under the CBCA to call and hold the special meeting.  Upon receipt of the requisite number of written requests from shareholders in favor of calling the special meeting, Concerned Rentech Shareholders anticipates delivering such written requests to the Company promptly, together with written notice of the business proposed to be brought before the special meeting pursuant to Article II, Section 2.2 of the Bylaws and Section 7-107-102 of the CBCA.

Section 2.4 of the Bylaws requires the Company to mail or otherwise deliver notice of the special meeting, stating the time and place of the meeting and the general nature of the business to be considered, to shareholders entitled to vote at the meeting at least ten (10) days before the date of the special meeting.

After the special meeting is called, Concerned Rentech Shareholders intends to solicit proxies from shareholders in support of the Proposals by sending you a notice of the special meeting, a proxy statement and a proxy card for use in connection with the special meeting.  At the special meeting, shareholders will be asked to vote “FOR” the Proposals.

Concerned Rentech Shareholders expects to request, in any future proxy solicitation relating to the special meeting, authority to (i) initiate and vote for proposals to recess or adjourn the special meeting for any reason and (ii) oppose and vote against any proposal to recess or adjourn the special meeting.  Concerned Rentech Shareholders does not currently anticipate additional proposals on any substantive matters.  Nevertheless, Concerned Rentech Shareholders reserves the right to either modify the Proposals or cause additional proposals to be identified in the notice of, and in, the proxy materials for the special meeting. Concerned Rentech Shareholders is not aware of any other proposals to be brought before the special meeting.  However, should other proposals be brought before the special meeting, Concerned Rentech Shareholders will vote its proxies on such matters in its discretion.

WRITTEN REQUEST PROCEDURES

Concerned Rentech Shareholders is only soliciting your written requests to call the special meeting to discuss this extremely important matter. In the event the special meeting is called, Concerned Rentech Shareholders will send you proxy materials relating to the Proposals to be voted upon at the special meeting.

Pursuant to this Solicitation Statement, Concerned Rentech Shareholders is soliciting written requests from holders of outstanding shares of Common Stock to call the special meeting. By executing a request, a shareholder is requesting the Company to call the special meeting and designating specified persons as the shareholder’s agents and is authorizing the designated agents to (i) request that the Company call the special meeting and hold the special meeting as soon as possible, and (ii) exercise all rights of the holders of shares of Common Stock incidental to calling the special meeting and causing the purposes of the authority expressly granted pursuant to the written requests to the designated agents to be carried into effect, including to apply, if need be, to an appropriate court to order that the special meeting be held. Please note that written requests to call the special meeting do not grant the designated agent(s) the power to vote your shares of Common Stock at the special meeting and do not commit you to cast any vote in favor or against any proposal to be brought before the special meeting.  To vote on the matters to be brought before the special meeting, you must vote by proxy or in person at the special meeting.

You may revoke your written request to have the Company call a special meeting at any time before the delivery of requests from holders of shares of Common Stock representing in the aggregate, including shares held in the aggregate by Concerned Rentech Shareholders, the requisite ten percent (10%) threshold by delivering a written revocation to Concerned Rentech Shareholders in care of Okapi Partners LLC at the address set forth on page 8 of this Solicitation Statement.  Such a revocation must clearly state that your written request to call a special meeting is no longer effective.  Any revocation of a written request to call a special meeting will not affect any action taken by the designated agent(s) pursuant to the written request prior to such revocation.  Although such revocation is also effective if delivered to the Secretary of the Company or to such other recipient as the Company may designate as its agent, Concerned Rentech Shareholders requests that either the original or photostatic copies of all revocations be mailed or faxed to Concerned Rentech Shareholders, care of Okapi Partners LLC, so that Concerned Rentech Shareholders will be aware of all revocations and can more accurately determine if and when enough requests have been received from shareholders to call a special meeting.  While we urge you not to sign any revocation of a request card that may be sent to you by the Company, if you have done so or do so, you may revoke that revocation of your written request by delivering a later dated [COLOUR] request card to Concerned Rentech Shareholders, in care of Okapi Partners LLC, at its address listed herein, or to the principal executive offices of the Company.  If so properly delivered, a later dated [COLOUR] request card will constitute an effective revocation of any earlier-dated written revocation.

Upon receipt of the requisite number of written requests from shareholders in favor of calling a special meeting, Concerned Rentech Shareholders anticipates delivering such written requests to the Company.  Only after the special meeting is called, will shareholders be asked to vote on the Proposals.

If your shares of Common Stock are held in the name of a brokerage firm, bank nominee or other institution, only it can sign a written request or revoke any request previously given with respect to your shares and only upon receipt of your specific instructions.  Accordingly, please contact the person responsible for your account and give instructions for a [COLOUR] request card representing your shares to be signed. Concerned Rentech Shareholders urges you to confirm in writing your instructions to the person responsible for your account and to provide a copy of such instructions to Concerned Rentech Shareholders, care of Okapi Partners LLC, at the address set forth on page 8 of this Solicitation Statement so that Concerned Rentech Shareholders will be aware of all instructions given and can attempt to ensure that such instructions are followed.

SOLICITATION OF REQUESTS; EXPENSES

The entire expense of preparing and mailing this Solicitation Statement and any other soliciting material and the total expenditures relating to the solicitation of requests to call the special meeting will be borne by Concerned Rentech Shareholders.  In addition to the use of the mails, requests may be solicited by Concerned Rentech Shareholders by facsimile, telephone, telegraph, Internet, in person and by advertisements. Banks, brokerage houses, and other custodians, nominees and fiduciaries will be requested to forward solicitation material to the beneficial owners of the Common Stock that such institutions hold, and Concerned Rentech Shareholders will reimburse such institutions for their reasonable out-of-pocket expenses in so doing.

Concerned Rentech Shareholders has retained Okapi Partners LLC, a proxy solicitation firm, to assist in the solicitation of requests and the proxy solicitation in connection with the special meeting for a fee not to exceed $[________] plus reimbursement of reasonable out-of-pocket expenses. Okapi Partners LLC will be indemnified against certain liabilities and expenses, including certain liabilities under the federal securities laws.  That firm will utilize approximately [___] persons in its solicitation efforts.

Concerned Rentech Shareholders estimates that its total expenditures relating to the solicitation of requests to call a special meeting and the solicitation of proxies for approval of the Proposals at the special meeting will be approximately $[_________].  Total cash expenditures to date relating to these solicitations have been approximately $[_________].

Concerned Rentech Shareholders does not intend to seek reimbursement for its expenses incurred in connection with this solicitation or the solicitation of proxies approving the Proposals at the special meeting.  Concerned Rentech Shareholders intends to solicit proxies for the election of its slate of director candidates at the upcoming annual meeting of Rentech’s shareholders (the “Annual Meeting”).  Concerned Rentech Shareholders intends to seek reimbursement from the Company of all expenses it incurs in connection with such solicitation of proxies for the Annual Meeting.  Concerned Rentech Shareholders does not intend to submit the question of such reimbursement to a vote of security holders of the Company.

CERTAIN INFORMATION REGARDING THE PARTICIPANTS

The participants in the proxy solicitation are Engaged Capital Master Feeder I, LP (“Engaged Capital Master I”), Engaged Capital Master Feeder II, LP (“Engaged Capital Master II”), Engaged Capital I, LP (“Engaged Capital I”), Engaged Capital I Offshore, Ltd. (“Engaged Capital Offshore”), Engaged Capital II, LP (“Engaged Capital II”), Engaged Capital, LLC (“Engaged Capital”), Engaged Capital Holdings, LLC (“Engaged Holdings”), Glenn W. Welling, Lone Star Value Investors, LP (“Lone Star Value Investors”), Lone Star Value Investors GP, LLC (“Lone Star Value GP”), Lone Star Value Management, LLC (“Lone Star Value Management”) and Jeffrey E. Eberwein (collectively, the “Participants”).

The principal business of each of Engaged Capital Master I and Engaged Capital Master II is investing in securities.  Each of Engaged Capital I and Engaged Capital Offshore is a private investment partnership that serves as a feeder fund of Engaged Capital Master I.  Engaged Capital II is a private investment partnership that serves as a feeder fund of Engaged Capital Master II.  Engaged Capital is a registered investment advisor and serves as the investment advisor to each of Engaged Capital Master I, Engaged Capital Master II, Engaged Capital I, Engaged Capital Offshore and Engaged Capital II.  Engaged Holdings serves as the managing member of Engaged Capital.  Mr. Welling is the Founder and Chief Investment Officer of Engaged Capital, the sole member of Engaged Holdings and a director of Engaged Capital Offshore. The principal business of Lone Star Value Investors is investing in securities. The principal business of Lone Star Value GP is serving as the general partner of Lone Star Value Investors. The principal business of Lone Star Value Management is serving as the investment manager of Lone Star Value Investors. The principal occupation of Mr. Eberwein is serving as the manager of Lone Star Value GP and the sole member of Lone Star Value Management.

The address of the principal office of each of Engaged Capital Master I, Engaged Capital Master II and Engaged Capital Offshore is c/o Codan Trust Company (Cayman) Ltd., Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman KY1-1111, Cayman Islands. The address of the principal office of each of Engaged Capital I, Engaged Capital II, Engaged Capital, Engaged Holdings and Mr. Welling is 610 Newport Center Drive, Suite 250, Newport Beach, California 92660. The address of the principal office of each of Lone Star Value Investors, Lone Star Value GP, Lone Star Value Management and Mr. Eberwein is 53 Forest Avenue, 1st Floor, Old Greenwich, Connecticut 06870.

As of the date hereof, Engaged Capital Master I beneficially owned 4,670,111 shares of Common Stock. As of the date hereof, Engaged Capital Master II beneficially owned 3,874,194 shares of Common Stock. Engaged Capital I, as a feeder fund of Engaged Capital Master I, may be deemed the beneficial owner of the 4,670,111 shares of Common Stock beneficially owned by Engaged Capital Master I. Engaged Capital Offshore, as a feeder fund of Engaged Capital Master I, may be deemed the beneficial owner of the 4,670,111 shares of Common Stock beneficially owned by Engaged Capital Master I. Engaged Capital II, as a feeder fund of Engaged Capital Master II, may be deemed the beneficial owner of the 3,874,194 shares of Common Stock beneficially owned by Engaged Capital Master II. Engaged Capital, as the investment adviser to each of Engaged Capital Master I and Engaged Capital Master II, may be deemed to beneficially own the 8,544,305 shares of Common Stock owned in the aggregate by Engaged Capital Master I and Engaged Capital Master II. Engaged Holdings, as the managing member of Engaged Capital, may be deemed to beneficially own the 8,544,305 shares of Common Stock owned in the aggregate by Engaged Capital Master I and Engaged Capital Master II. Mr. Welling, as the founder and chief investment officer of Engaged Capital and the sole member of Engaged Holdings, may be deemed to beneficially own the 8,544,305 shares of Common Stock owned in the aggregate by Engaged Capital Master I and Engaged Capital Master II. As of the date hereof, Lone Star Value Investors beneficially owned 2,200,000 shares of Common Stock. Lone Star Value GP, as the general partner of Lone Star Value Investors, may be deemed the beneficial owner of the 2,200,000 shares of Common Stock beneficially owned by Lone Star Value Investors. Lone Star Value Management, as the investment manager of Lone Star Value Investors, may be deemed the beneficial owner of the 2,200,000 shares of Common Stock beneficially owned by Lone Star Value Investors. Mr. Eberwein, as the manager of Lone Star Value GP and sole member of Lone Star Value Management, may be deemed the beneficial owner of the 2,200,000 shares of Common Stock beneficially owned by Lone Star Value Investors.

Each participant in this solicitation, may be deemed a member of a “group” with the other participants. Each participant in this solicitation specifically disclaims beneficial ownership of the shares of Common Stock he or it does not directly own.  For information regarding purchases and sales of securities of the Company during the past two years by the participants in this solicitation, see Schedule I.

The shares of Common Stock purchased by each of Engaged Capital Master I, Engaged Capital Master II and Lone Star Value Investors were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business).

On December 18, 2013, Engaged Capital Master I, Engaged Capital Master II, Engaged Capital I, Engaged Capital Offshore, Engaged Capital II, Engaged Capital, Engaged Holdings, Lone Star Value Investors, Lone Star Value GP, Lone Star Value Management and Messrs. Welling and Eberwein entered into a Joint Filing and Solicitation Agreement in which, among other things, (a) the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D, and any amendments thereto, with respect to the securities of the Company and (b) the parties agreed to solicit proxies for the election of the Nominees at the 2014 Annual Meeting and take any other actions the group determines to undertake in connection with their investment in the Company.

Except as set forth in this Solicitation Statement (including the Schedules hereto), (i) during the past 10 years, no participant in this solicitation has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii) no participant in this solicitation directly or indirectly beneficially owns any securities of the Company; (iii) no participant in this solicitation owns any securities of the Company which are owned of record but not beneficially; (iv) no participant in this solicitation has purchased or sold any securities of the Company during the past two years; (v) no part of the purchase price or market value of the securities of the Company owned by any participant in this solicitation is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities; (vi) no participant in this solicitation is, or within the past year was, a party to any contract, arrangements or understandings with any person with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; (vii) no associate of any participant in this solicitation owns beneficially, directly or indirectly, any securities of the Company; (viii) no participant in this solicitation owns beneficially, directly or indirectly, any securities of any parent or subsidiary of the Company; (ix) no participant in this solicitation or any of his or its associates was a party to any transaction, or series of similar transactions, since the beginning of the Company’s last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000; (x) no participant in this solicitation or any of his or its associates has any arrangement or understanding with any person with respect to any future employment by the Company or its affiliates, or with respect to any future transactions to which the Company or any of its affiliates will or may be a party; (xi) no participant in this solicitation has a substantial interest, direct or indirect, by securities holdings or otherwise in any matter to be acted on at the special meeting; (xii) no participant in this solicitation holds any positions or offices with the Company; (xiii) no participant in this solicitation has a family relationship with any director, executive officer, or person nominated or chosen by the Company to become a director or executive officer; and (xiv) no corporations or organizations, with which any participant in this solicitation has been employed in the past five years, is a parent, subsidiary or other affiliate of the Company. There are no material proceedings to which any participant in this solicitation or any of his or its associates is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

OTHER MATTERS

The principal executive offices of the Company are located at 10877 Wilshire Boulevard, Suite 600, Los Angeles, California 90024.  Except as otherwise noted herein, the information concerning the Company has been taken from or is based upon documents and records on file with the SEC and other publicly available information. Although Concerned Rentech Shareholders does not have any knowledge that would indicate that any statement contained herein based upon such documents and records is untrue, it does not take any responsibility for the accuracy or completeness of the information contained in such documents and records, or for any failure by the Company to disclose events that may affect the significance or accuracy of such information.  For information regarding the security ownership of certain beneficial owners and management of the Company, see Schedule II.

SHAREHOLDER PROPOSALS

According to the Company’s proxy statement for its 2013 Annual Meeting of Shareholders (the “2013 Annual Meeting”), any shareholder wishing to submit a proposal to be included in the Company’s proxy statement for its 2014 Annual Meeting, must deliver such proposal(s) to Rentech’s principal office on or before December 31, 2013.  Shareholder proposals should be mailed to the Corporate Secretary, Rentech, Inc., 10877 Wilshire Boulevard, Suite 600, Los Angeles, California 90024.

In addition, according to the Company’s proxy statement for its 2013 Annual Meeting, under the Bylaws, any shareholder wishing to nominate a director or bring other business before the shareholders at the Company’s 2014 Annual Meeting, must notify the Company’s Corporate Secretary in writing no earlier than March 6, 2014 and no later than April 5, 2014 and include in such notice the specific information required under the Bylaws.

The information set forth above regarding the procedures for submitting shareholder proposals for consideration at the 2014 Annual Meeting is based on information contained in the Company’s proxy statement for its 2013 Annual Meeting.  The incorporation of this information in this Solicitation Statement should not be construed as an admission by Concerned Rentech Shareholders that such procedures are legal, valid or binding.

YOUR SUPPORT IS IMPORTANT

NO MATTER HOW MANY OR HOW FEW SHARES YOU OWN WE ARE SEEKING YOUR SUPPORT. PLEASE SIGN, DATE AND MAIL IN THE ENCLOSED POSTAGE-PAID ENVELOPE THE ENCLOSED [COLOUR] REQUEST CARD AS SOON AS POSSIBLE.

IF YOUR SHARES OF COMMON STOCK ARE HELD IN THE NAME OF A BROKERAGE FIRM, BANK, BANK NOMINEE OR OTHER INSTITUTION, ONLY IT CAN SIGN A WRITTEN REQUEST WITH RESPECT TO YOUR COMMON STOCK.  ACCORDINGLY, PLEASE CONTACT THE PERSON RESPONSIBLE FOR YOUR ACCOUNT AND GIVE INSTRUCTIONS FOR A WRITTEN REQUEST TO BE SIGNED REPRESENTING YOUR SHARES OF COMMON STOCK.

WHOM YOU CAN CALL IF YOU HAVE QUESTIONS

If you have any questions or require any assistance, please contact Okapi Partners LLC, Concerned Rentech Shareholders’ solicitation agent, at the following address and telephone numbers:

437 Madison Avenue, 28th Floor New York, N.Y. 10022 (212) 297-0720 Stockholders Call Toll-Free at: (877) 279-2311 E-mail: info@okapipartners.com

IT IS IMPORTANT THAT YOU SIGN AND DATE YOUR [COLOUR] REQUEST CARD AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE TO AVOID UNNECESSARY EXPENSE AND DELAY.  NO POSTAGE IS NECESSARY.

CONCERNED RENTECH SHAREHOLDERS

[_____________], 2014

EXHIBIT I

TRANSACTIONS IN SECURITIES OF THE COMPANY
DURING THE PAST TWO YEARS

Shares of Common Stock Purchased / (Sold)	Date of Purchase / Sale
ENGAGED CAPITAL MASTER FEEDER I, LP

176,663	10/31/2012
782,754	11/01/2012
255,714	11/02/2012
39,500	11/05/2012
43,547	11/06/2012
173,917	11/07/2012
394,800	12/03/2012
441,500	12/04/2012
239,050	12/05/2012
294,400	12/06/2012
71,765	12/07/2012
357,450	03/14/2013
417,290	03/15/2013
103,449	03/18/2013
119,800	04/01/2013
388,408	05/01/2013
216,500	06/03/2013
31,672	06/05/2013
40,100	06/06/2013
151,828	06/06/2013
49,400	06/11/2013
130,333	06/21/2013
271,000	06/24/2013
120,251	06/25/2013
121,304	08/01/2013
273,000	08/20/2013
134,900	08/21/2013
178,500	08/21/2013
300	08/21/2013
3,684	08/22/2013
21,394	08/22/2013
82,800	08/23/2013
180,000	08/26/2013
180,000	08/26/2013
180,600	08/27/2013
85,804	08/28/2013
(91,749)	10/22/2013
132,886	12/02/2013
271,000	12/19/2013
241,318	12/20/2013

249,682	12/23/2013
50,762	12/24/2013
(2,975,828)5	01/02/2014
38,663	02/05/2014

ENGAGED CAPITAL MASTER FEEDER II, LP

23,337	10/31/2012
103,466	11/01/2012
34,800	11/02/2012
4,750	11/05/2012
5,752	11/06/2012
23,500	11/07/2012
54,000	12/03/2012
58,500	12/04/2012
31,900	12/05/2012
38,700	12/06/2012
9,600	12/07/2012
50,500	03/14/2013
57,101	03/15/2013
13,601	03/18/2013
10,500	06/11/2013
12,000	06/21/2013
29,000	06/24/2013
11,500	06/25/2013
30,000	08/01/2013
27,000	08/20/2013
21,500	08/21/2013
14,500	08/21/2013
300	08/21/2013
2,000	08/22/2013
351	08/22/2013
11,500	08/23/2013
20,000	08/26/2013
20,000	08/26/2013
19,400	08/27/2013
7,167	08/28/2013
24,498	11/01/2013
32,034	12/02/2013
29,000	12/19/2013
28,000	12/20/2013
31,000	12/23/2013
7,000	12/24/2013
2,975,8286	01/02/2014

____________________
5 Represents an internal transfer of shares from Engaged Capital Master Feeder I, LP to Engaged Capital Master Feeder II, LP.
6 Represents an internal transfer of shares to Engaged Capital Master Feeder II, LP from Engaged Capital Master Feeder I, LP.

LONE STAR VALUE INVESTORS, LP

250,000	10/21/2013
250,000	10/22/2013
100,000	10/24/2013
100,000	10/28/2013
50,000	10/28/2013
250,000	10/30/2013
(100,000)	11/04/2013
(100,000)	11/05/2013
(100,000)	11/05/2013
100,000	12/02/2013
100,000	12/03/2013
67,800	12/04/2013
21,900	12/05/2013
10,300	12/06/2013
100,000	12/10/2013
100,000	12/11/2013
50,000	12/11/2013
50,000	12/12/2013
50,000	12/13/2013
150,000	12/16/2013
100,000	12/18/2013
150,000	12/18/2013
100,000	12/19/2013
50,000	12/20/2013
25,000	12/20/2013
25,000	12/23/2013
25,000	12/23/2013
25,000	12/23/2013
100,000	03/12/2014
100,000	03/13/2014

SCHEDULE II

The following tables are reprinted from the Company’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 17, 2014.

The following table sets forth certain information regarding beneficial ownership of our common stock as of February 15, 2014 by (i) all owners of record or those who are known to us to beneficially own more than 5% of the issued and outstanding shares of our common stock, (ii) each director and named executive officer, or NEO, identified in the tables under Item 11 “Executive Compensation,” and (iii) by all executive officers and directors as a group:

Directors and Named Executive Officers(1)(2)(3) Listed in alphabetical order	Amount and Nature of Beneficially Ownership(4)	Percentage of Class(5)
Michael S. Burke	361,439	*
General Wesley K. Clark	170,301	*
Dan J. Cohrs	1,314,318	*
Sean Ebnet	62,420	*
Colin M. Morris	804,551	*
D. Hunt Ramsbottom(6)	2,655,128	1.2
Michael F. Ray(7)	495,505	*
Ronald M. Sega	353,462	*
Edward M. Stern	392,143	*
Halbert S. Washburn	402,642	*
John A. Williams	49,991	*
Harold A. Wright	504,943	*
Dennis L. Yakobson(8)	458,155	*
All directors and executive officers as a group (13 persons)	8,024,998	3.5

Beneficial Owners of More than 5%	Amount and Nature of Beneficially Ownership	Percentage of Class
Park West Asset Management, LLC(9)	18,396,197	8.1
Ariel Investments, LLC(10)	16,495,310	7.2
The Vanguard Group(11)	12,833,603	5.6

*	Less than 1%
(1)
Except as otherwise noted and subject to applicable community property laws, each shareholder has sole or shared voting and investment power with respect to the shares beneficially owned. The business address of each director and executive officer is c/o Rentech, Inc., 10877 Wilshire Blvd., Suite 600, Los Angeles, CA 90024.

(2)
If a person has the right to acquire shares of common stock subject to options, time-vesting restricted stock units, or RSUs, or other convertible or exercisable securities within 60 days of February 15, 2014, then such shares (including certain RSUs that are fully vested but will not be yet paid out until the earlier of the recipient’s termination and three years from the applicable award date, subject to any required payment delays arising under applicable tax laws) are deemed outstanding for purposes of computing the percentage ownership of that person, but are not deemed outstanding for purposes of computing the percentage ownership of any other person. The following shares of common stock that may be acquired within 60 days of February 15, 2014 and are included in the table above:

•	Michael S. Burke — 60,742 under options;
•	General Wesley K. Clark — 21,501 under options;
•	Dan J. Cohrs — 442,687 under options;
•	Colin M. Morris — 257,706 uder options;
•	D. Hunt Ramsbottom — 1,021,340 under options;
•	Michael F. Ray — 28,490 under options;
•	Ronald M. Sega — 60,742 under options;
•	Edward M. Stern — 21,501 under options;
•	Halbert S. Washburn — 60,742 under options;
•	John A. Williams — 49,991 under options;
•	Dennis L. Yakobson — 168,251 under options;
•	all directors and executive officers as a group — 2,193,693 under options.

(3)	The Security Ownership table above does not include the following:

(A) Performance-vesting restricted stock units, or PSUs, held by our NEOs that vest upon each of the first three anniversaries of the grant date based on the level of total shareholder return over the average fair market value for the thirty trading-day period through the grant date (the numbers below represent the target number of PSUs that may be issued to the NEOs):
•	Dan J. Cohrs — 442,603 PSUs;
•	Sean Ebnet — 170,213 PSUs;
•	Colin M. Morris — 286,418 PSUs;
•	D. Hunt Ramsbottom — 897,989 PSUs;
•	Harold Wright — 256,841 PSUs;

(B) unvested RSUs and/or options that will vest assuming the continued employment of the officer or director beyond each applicable vesting date:
•	Michael S. Burke — 11,200 RSUs;
•	General Wesley K. Clark — 11,200 RSUs;
•	Dan J. Cohrs — 265,228 RSUs;
•	Sean Ebnet — 495,808 RSUs;
•	Colin M. Morris — 174,275 RSUs;
•	D. Hunt Ramsbottom — 472,001 RSUs;
•	Michael F. Ray — 11,200 RSUs;
•	Ronald M. Sega — 11,200 RSUs;
•	Edward M. Stern — 11,200 RSUs;
•	Halbert S. Washburn — 11,200 RSUs;
•	John A. Williams — 11,200 RSUs;
•	Harold Wright — 142,964 RSUs; and
•	Dennis L. Yakobson — 11,200 RSUs.
(4)	Information with respect to beneficial ownership is based upon information furnished by each shareholder or contained in filings with the SEC.
(5)	Based on 227,528,367 shares of common stock outstanding as of February 15, 2014.
(6)
Includes 83,000 shares held for the benefit of Mr. Ramsbottom’s children as to which Mr. Ramsbottom disclaims beneficial ownership and 10,000 shares held by the L.E. Ramsbottom Living Trust owned by Mr. Ramsbottom’s spouse as to which Mr. Ramsbottom disclaims beneficial ownership.

(7)	Includes 7,500 shares held by Mr. Ray’s spouse’s individual retirement arrangement as to which Mr. Ray disclaims beneficial ownership.
(8)	Includes 19,000 shares held in custodial accounts as to which Mr. Yakobson disclaims beneficial ownership.
(9)
Based on information in a Schedule 13G filed by Park West Asset Management, LLC, or Park West, with the SEC on February 14, 2014 for its holdings as of December 31, 2013, Park West reported that it has sole power to vote and dispose of all 18,396,197 shares. Park West’s principal business office address is 900 Larkspur Landing Circle, Suite 165, Larkspur, CA 94939.

(10)
Based on information in a Schedule 13G filed by Ariel Investments, LLC, or Ariel, with the SEC on February 14, 2014 for its holdings as of December 31, 2013, Ariel reported that it has sole power to vote all 11,219,051 shares, and that it has the sole power to dispose of 16,495,310 of its shares. Ariel’s principal business office address is 200 East Randolph Drive, Suite 2900, Chicago, IL 60601.

(11)
Based on information in a Schedule 13G filed by The Vanguard Group, or Vanguard, with the SEC on February 12, 2014 for its holdings as of December 31, 2013, Vanguard reported that it has sole power to vote all 314,577 shares, and that it has the sole power to dispose of 12,532,926 of its shares and the shared power to dispose 300,677 of its shares. Vanguard’s principal business office address is 100 Vanguard Blvd., Malvem, PA 19355.

PRELIMINARY COPY SUBJECT TO COMPLETION
DATED APRIL 3, 2014

WRITTEN REQUEST
OF SHAREHOLDERS OF RENTECH, INC.

SOLICITED BY CONCERNED RENTECH SHAREHOLDERS
TO CALL A SPECIAL MEETING OF SHAREHOLDERS OF
RENTECH, INC.

THIS SOLICITATION IS NOT BEING MADE ON BEHALF OF RENTECH, INC.

Each of the undersigned hereby constitutes and appoints Glenn W. Welling and Jeffrey E. Eberwein, with full power of substitution, the agent of the undersigned (said agent, together with each substitute appointed, if any, collectively, the “Designated Agents”) in respect of all shares of common stock, no par value per share (the “Common Stock”), of Rentech, Inc. (the “Company”) owned by each of the undersigned to do any or all of the following, to which each of the undersigned hereby consents:

1. The demand of the call of a special meeting of shareholders of the Company pursuant to Section 7-107-102 of the Colorado Business Corporation Act and Article II, Section 2.2 of the Company’s Bylaws, as amended, for the following purposes:

(i)
approve a resolution amending Rentech’s Charter to add a provision requiring shareholder approval by a majority of the outstanding shares of the common stock of the Company prior to any issuance of equity or equity-linked security equal to or greater than 4.9% of the outstanding shares of Common Stock prior to such issuance except in limited circumstances including a public offering. Specifically, CRS would seek approval for the following resolution:

“RESOLVED that the following Section (4) shall be added to Article IV of the Amended and Restated Articles of Incorporation of the Corporation:

ARTICLE IV CAPITAL

Section (4)   The Corporation shall not issue any equity securities or equity-linked securities (including evidences of indebtedness, shares or other securities directly or indirectly convertible into or exchangeable for equity securities of the Corporation, rights, options or warrants to subscribe for, purchase or otherwise acquire equity securities or equity-linked securities) in an amount equal to or greater than 4.9% of the outstanding shares of Common Stock prior to such issuance without shareholder approval by a majority of the outstanding shares of the common stock of the Corporation, except as follows: (i) in an offering of securities pursuant to a registration statement filed with the Securities and Exchange Commission; (ii) with respect to shares of common stock or convertible securities issued to employees, officers or directors of, or consultants or advisors to the Corporation or any subsidiary pursuant to stock purchase or stock option plans or other arrangements that are approved by the Board; or (iii) shares of common stock issued pursuant to the exercise of convertible securities outstanding as of the [date of this amendment];

(ii) to transact such other business as may properly come before the special meeting.

2. The exercise of any and all rights of each of the undersigned incidental to calling the special meeting and causing the purposes of the authority expressly granted herein to the Designated Agents to be carried into effect; provided, however, that nothing contained in this instrument shall be construed to grant the Designated Agents the right, power or authority to vote any shares of Common Stock owned by the undersigned at the special meeting or at any other shareholders meeting.

The undersigned hereby authorizes and designates the Designated Agents to collect and deliver this request to the Company, and to deliver any other information required in connection therewith.

This request supersedes, and the undersigned hereby revokes, any earlier dated revocation which the undersigned may have submitted to Concerned Rentech Shareholders, the Company or any designee of either.

Print Name:_______________________________________________________________

Signature:________________________________________________________________

Signature (if held jointly):______________________________________________

Title (only if shares are held by an entity):_____________________________

Dated:______________________________________________________

Please sign exactly as your shares are registered. When shares are held by joint tenants, both should sign. When signing as an attorney, executor, administrator, trustee or guardian, please give full title as such. If a corporation, please sign in full corporation name by a duly authorized officer. If a partnership, please sign in partnership name by authorized person. This demand will represent all shares held in all capacities.

PLEASE COMPLETE, SIGN, DATE AND MAIL
IN THE ENCLOSED POSTAGE-PAID ENVELOPE AS PROMPTLY AS POSSIBLE